Eurasian Minerals Inc.

MANAGEMENT INFORMATION CIRCULAR

(As at August 10, 2012 (the “Record Date”), and in Canadian dollars, except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Eurasian Minerals Inc. (the “Corporation”) of proxies (“Proxies”, which term includes ‘VIFs’, as defined below under ‘Advice to Beneficial Shareholders’) from the holders of common shares without par value of the Corporation (“Common Shares”) in respect of the annual general meeting of shareholders (the “Meeting”) to be held at the time and place and for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies will be primarily by mail, Proxies may also be solicited personally or by telephone, facsimile or other solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to forward the Notice of Meeting, this Circular and other materials to the beneficial owners of the Common Shares held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of Proxies will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed Proxy have been selected by the board of directors of the Corporation (the “Board”) and have agreed to represent as ‘Proxyholder’ the shareholders appointing them.

A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of Proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the Proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy). The Proxy must then be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a shareholder personally attending at the Meeting and voting their Common Shares. A shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been cast pursuant to the authority conferred by the Proxy. A Proxy may also be revoked by depositing an instrument in writing executed by the shareholder or by their authorized attorney in writing, or, if the shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the transfer agent at the foregoing address or the registered office of the Corporation at Northwest Law Group (attn: Michael F. Provenzano), Suite 704, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the Proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many shareholders do not hold Common Shares in their own name.

Shareholders holding Common Shares through brokers, intermediaries, trustees or other parties, or otherwise not holding their Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Corporation’s transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares, in all likelihood, will not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to the registered shareholders by the Corporation, however, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge in Canada. Broadridge typically prepares a machine-readable VIF, mails the VIFs to Beneficial Shareholders with a request to return the VIFs to Broadridge (by way of mail, the Internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of their stockbroker, the Beneficial Shareholder may attend the Meeting as Proxyholder for the stockbroker and indirectly vote the shares in that capacity. A Beneficial Shareholder wishing to attend the Meeting and indirectly vote their Common Shares, must enter their own name in the blank space on the VIF and return it to Broadridge or other third party in accordance with the instructions on the VIF well in advance of the Meeting. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered shareholder or Beneficial Shareholder) having one vote, unless a poll is required (if the number of Common Shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively. Each shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy. All Common Shares represented at the Meeting by properly executed Proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, the Common Shares represented by the Proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Proxy, the Management Designees, if named as Proxyholder, will vote in favour of the matters set out therein.

The enclosed Proxy confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters come before the Meeting, then the Management Designees intend to vote in accordance with the recommendations of the Board.

In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Articles of the Corporation provide that quorum for the transaction of business at any meeting of shareholders shall be two shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at the Record Date, the Corporation had 53,538,013 Common Shares issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Record Date.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which, following the change of the financial year end in December 2011, was the nine month period ended December 31, 2011) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Corporation;
(b)	the chief financial officer (“CFO”) of the Corporation; and
(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year.

Compensation Discussion and Analysis

The Compensation Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee mandate is to ensure that total compensation paid to all NEOs is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and officers, stock options grants to the directors, officers, employees and consultants pursuant to the Corporation’s Stock Option Plan (the “Option Plan”) and issuances of Common Shares to directors and officers.

The Compensation Committee is currently comprised of Brian Bayley (Chairman), Brian Levet, and George Lim, all independent directors. The board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

Philosophy

The philosophy used by the Corporation and the Compensation Committee in determining compensation is that the compensation should (i) assist the Corporation in attracting and retaining high caliber executives (ii) align the interests of executives with those of the shareholders, (iii) reflect the executive’s performance, expertise, responsibilities and length of service to the Corporation, and (iv) reflect the Corporation’s current state of development, performance and financial status.

In addition, to assist in cash preservation, the cash base salary of senior management and other employees of the Company is usually below comparable industry market rates. To be competitive with industry rates, additional compensation in the form of common shares grants, is issued to senior management and employees with a two year vesting period. The annual common share grant program was approved by the shareholders of the Company in 2010 and assists the Company in employee retention and encourages share ownership.

Compensation Components

The compensation of the NEOs, is comprised primarily of (i) base salary; (ii) annual short-term incentives in the form of cash bonuses and common share grants; (iii) long-term incentives in the form of common share grants and stock options granted in accordance with the Option Plan, and (iv) benefits related to health and 401K plans.

In establishing levels of compensation, granting stock options and common share grant awards, the comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development, and finance industries are considered. During the last financial year, the Compensation Committee conducted a survey and reviewed approximately 23 mining companies with market capitalizations ranging from $20 million to $400 million.

The Corporation also purchased market salary surveys from PricewaterhouseCoopers Consulting in 2010 and retained an outside consultant in 2011 to assist in the compensation analysis and establishing a total compensation plan for the Company.

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Corporation in assessing compensation levels and other compensation surveys. These other companies are identified under the heading “Disclosure of Corporate Governance Practices – Other Directorships” of this Circular. The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Board considers the Corporation’s performance and assigns compensation based on this assessment and the recommendations of management and the Compensation Committee.

Base Salary (Cash and stock grants)

The Compensation Committee recommends, and the Board approves, the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee, using this information, together with budgetary guidelines and other internally and externally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Annual Incentives (Bonuses)

Annual incentives are made by way of cash bonuses and the issuance of stock grants based, in part, on the Corporation’s success in reaching its objectives and in part on individual performance and extraordinary effort and achievement. Also, the Corporation utilizes bonuses to encourage retention of its technical staff during periods of increased industry competition for its executive officers and other employees.

The stock grant award is designed to encourage share ownership and entrepreneurship on the part of the Board, senior management and other employees. The Compensation Committee believes that the stock grant awards aligns the interests of the NEOs’ with the interests of shareholders by linking a component of executive compensation to the longer term performance of the Common Shares.

The Board, together with the Compensation Committee, reviews corporate performance factors and objectives during the year. In 2011, the principal objectives included:

  Exploration success including the discovery of material mineralization in one or more of the Corporation’s properties;
  Acquisition of new properties;
  Sale and/or joint venture of properties and the formation of strategic alliances
  Royalty creations and acquisitions;
  Capital management;
  Successful management of the Corporation’s environmental, community, and safety objectives;
  increasing investor interest in the Corporation;
  increasing market capitalization; and
  management of human resources.

The success of the NEOs’ contributions to the Corporation in reaching its overall goals is a factor in the determination of their annual incentive. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day to day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual incentives for the NEOs.

Long-Term Incentives (Stock Options)

Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs are recommended by the Compensation Committee and approved by the Board. In monitoring stock option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

To determine the number of Common Shares issuable under options granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

  the exercise price for each option granted;
  the date on which each option is granted;
  the vesting terms for each stock option; and
  the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan.

In addition, the shareholders of the Company approved a long-term common share grant program in 2011 to provided long term incentive to management and employees. The Company and management will establish the terms of the plan prior to its implementation.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the three most recently completed financial years.

Name and principal position	Year Ended Dec. 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans ($)
David M. Cole President & CEO	2011(1) 2011 2010	259,796 290,320 203,896	444,800(2) 255,600(2) Nil	296,965(3) 238,880(4) Nil	Nil 191,287(5) 188,608 (6)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,001,561 976,087 392,504
Christina Cepeliauskas(8)(9) CFO	2011(1) 2011 2010	75,600 90,846 85,050	66,720(2) Nil Nil	111,362(3) 89,580(4) Nil	Nil 10,500(6) 10,500(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	253,682 190,926 95,550
M. Stephen Enders(10) Chief Operating Officer	2011(1) 2011 2010	148,455 103,462 67,522	148,730(2) 511,200(2) Nil	148,483(3) 119,440(4) 64,670(5)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	445,668 734,102 132,192
Paul Zink(11) President, Eurasian Capital	2011(1) 2011 2010	137,265 188,182 N/A	55,600(2) 264,000(2) N/A	74,240(3) 119,255(4) N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	267,105 571,437 N/A

(1)

In December 2011, the Corporation changed its financial year-end from March 31st to December 31st. Accordingly, this amount is for the nine month period ended December 31, 2011. Amounts shown in the 2011 line and 2010 line following are for the financial years ended March 31, 2011 and 2010.

(2)

The “grant date fair value” of share based awards granted during the year determined by using the closing market price of Common Shares on the date of grant. The share based awards will be issued in three equal installments over a two year period.

(3)

The “grant date fair value” of options granted during the nine month period determined by using the Black-Scholes model, as described below, and the following weighted average assumptions: stock price – $2.80, exercise price - $2.80, an option life of 5 years, a risk-free interest rate of 2.1% and a volatility of 60.93%.

(4)

The “grant date fair value” of options granted during the financial year determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $1.00, exercise price - $1.00, an option life of 5 years, a risk- free interest rate of 1.63% and a volatility of 63.08%.

(5)

The “grant date fair value” of options granted during the financial year determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $1.20, exercise price - $1.20, an option life of 5 years, a risk- free interest rate of 2.98% and a volatility of 60%.

(6)	These amounts represent discretionary cash bonuses related to 2010 which were not recognized, accrued or paid until 2011.
(7)	These amounts represent discretionary cash bonuses related to 2009 which were not recognized, accrued or paid until 2010.
(8)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Ms. Cepeliauskas’ remuneration is paid by Seabord. See “Management Contracts” for a description of the material terms of the Management Services Agreement.

(9)

Since the Corporation’s CFO is employed Seabord, the amounts disclosed include any compensation paid by the management company for services rendered to the Corporation as a CFO. Such compensation has been attributed to the Corporation on the basis of the work commitments to the Corporation.

(10)	Mr. Enders resigned as Executive Chairman and was appointed Chief Operating Officer on May 23, 2012. He was not an NEO in the financial years ended March 31, 2011 and 2010.
(11)	Mr. Zink was appointed President of Eurasian Capital on July 1, 2010.

The Corporation has calculated the “grant date fair value” of options granted during the year shown in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculations. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-based Awards” table below.

See “Employment and Consulting Agreements” for a description of the material terms of the employment and consulting agreements with the NEOs.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by NEOs

The following table sets out, for each NEO, the incentive stock options to purchase Common Shares (option-based awards) held as of December 31, 2011. The closing price of the Common Shares on the TSX Venture Exchange on December 30, 2011 was $2.15.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David M. Cole CEO	200,000	2.80	7/19/2016	0	0	0
	200,000	2.18	5/7/2015	0	0	0
	96,000	1.00	9/18/2013	110,400	0	0
	200,000	1.81	6/21/2012	68,000	0	0
	75,000	1.35	5/10/2012	60,000	0	0
Christina Cepeliauskas CFO	75,000	2.80	7/19/2016	0	0	0
	75,000	2.18	5/7/2015	0	0	0
	40,000	1.00	9/18/2013	46,000	0	0
M. Stephen Enders COO	100,000	2.80	7/19/2016	0	0	0
	100,000	2.18	5/7/2015	0	0	0
Paul Zink President, Eurasian Capital	50,000	2.80	7/19/2016	0	0	0
	50,000	2.21	9/2/15	0	0	0
	50,000	2.18	5/7/2015	0	0	0

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by NEOs

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the nine month period ended December 31, 2011.

Name	Value vested during the year
	Option-based awards ($)	Share-based awards ($)	Non-equity incentive plan compensation awards ($)
David M. Cole CEO	296,965	293,402	Nil
Christina Cepeliauskas CFO	111,362	22,513	Nil
M. Stephen Enders COO	148,483	183,233	Nil
Paul Zink President, Eurasian Capital	74,240	55,600	Nil

Option-based Awards Exercised During the Year by NEOs

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the NEOs.

Name	Securities Acquired on Exercise (#)	Exercise Price ($)	Date of Exercise (m/d/y)	Aggregate Value Realized ($)
David M. Cole CEO	0	N/A	N/A	0
Christina Cepeliauskas CFO	0	N/A	N/A	0
M. Stephen Enders COO	95,000	1.20	4/1/2011	217,550
Paul Zink President, Eurasian Capital	0	N/A	N/A	0

Option-based Awards Granted During the Year to NEOs

The following table sets forth the particulars of option-based awards granted to the NEOs during the Corporation’s last completed financial year.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted	Exercise Price ($)	Expiry Date (m/d/y)
David M. Cole CEO	7/19/2011	200,000	2.80	7/19/2016
Christina Cepeliauskas CFO	7/19/2011	75,000	2.80	7/19/2016
M. Stephen Enders COO	7/19/2011	100,000	2.80	7/19/2016
Paul Zink President, Eurasian Capital	7/19/2011	50,000	2.80	7/19/2016

Option-based Awards Vested During the Year to NEOs

There were no option-based awards that vested to the NEOs during the Corporation’s last completed financial year.

Employment and Consulting Agreements

Chief Executive Officer

The Corporation entered into an employment agreement with David M. Cole, President and CEO of the Corporation, effective October 1, 2010. Under the agreement, Mr. Cole received an annual salary of US$350,000 and an allowance of US$1,250 per month to cover office expenses. Effective April, 1, 2012, the salary was increased to US$400,000 per annum. The agreement may be terminated by the Corporation without reason by written notice and a lump sum payment equal to twelve (12) months of salary and benefits. Mr. Cole may terminate the agreement for any reason upon two months notice to the Corporation during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole’s agreement is terminated or his duties and responsibilities are materially changed within twelve (12) months following a change in control of the Corporation, he is entitled to receive a lump sum payment equal to twelve (12) months of his salary and benefits.

Chief Operating Officer

The Corporation entered into an employment agreement with M. Stephen Enders, Chief Operating Officer of the Corporation, effective October 1, 2010. Under the agreement, Mr. Enders received an annual salary of US$200,000. Effective April, 1, 2012, the salary was increased to US$300,000 per annum. The agreement may be terminated by the Corporation without reason by written notice and a lump sum payment equal to twelve (12) months of salary and benefits. Mr. Enders may terminate the agreement for any reason upon two months notice to the Corporation during which time he will continue to receive his usual remuneration and benefits.

If Mr. Enders’s agreement is terminated or his duties and responsibilities are materially changed within twelve (12) months following a change in control of the Corporation, he is entitled to receive a lump sum payment equal to twelve (12) months of his salary and benefits.

President, Eurasian Capital

The Corporation entered into an employment agreement with Paul Zink, President of Eurasian Capital, effective October 1, 2010. Under the agreement, Mr. Zink received an annual salary of US$185,000. Effective April 1, 2012, the salary was increased to US$210,000. The agreement may be terminated by the Corporation without reason by written notice and a lump sum payment equal to twelve (12) months of salary and benefits. Mr. Zink may terminate the agreement for any reason upon one month notice to the Corporation during which time he will continue to receive his usual remuneration and benefits.

If Mr. Zink’s agreement is terminated or his duties and responsibilities are materially changed within twelve (12) months following a change in control of the Corporation, he is entitled to receive a lump sum payment equal to twelve (12) months of his salary and benefits.

Other Named Executive Officers

The Corporation has not entered into another employment or consulting contracts with its other NEOs.

Pension Plan Benefits

The Corporation does not have a pension plan or deferred compensation plan.

Termination and Change of Control Benefits

Other than described above under ‘Employment and Consulting Agreements’, the Corporation does not have written contracts with any of its NEOs respecting the resignation, retirement or other termination of employment resulting from a change of control.

Director Compensation

The following table describes director compensation for directors (other than the NEOs) for the nine month period ended December 31, 2011.

Name	Fees (1) earned ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Brian E. Bayley	18,000	0	74,241	0	0	0	92,241
Michael D. Winn	18,000	101,228	74,241	0	0	0	193,469
George K. C. Lim	18,000	0	74,241	0	0	0	92,241
Brian K. Levet	18,000	0	74,241	0	0	0	92,241

(1)	Compensation paid as director fees. Each of the Corporation’s non-employee directors receives an annual retainer equal to $24,000 with no additional meeting or per diem fees.
(2)

The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price – $2.80, exercise price – $2.80, an option life of 5 years, a risk-free interest rate of 2.10% and a volatility of 60.93%.

The Corporation has calculated the “grant date fair value” of options granted during the year shown in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from simple “in-the-money” value calculations. Stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

Schedule of Director Fees

The fees payable to the independent directors of the Corporation for their services as director of the Board are as follows:

Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
24,000	Nil	Nil

Outstanding Share-based and Option-based Awards held by Directors

The following table sets out, for each independent director, the incentive stock options (option-based awards) to purchase Common Shares held as of December 31, 2011. The closing price of the Corporation’s shares on the TSX Venture Exchange on December 30, 2011 was $2.15.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian E. Bayley	50,000	2.80	7/19/2016	0	0	0
	75,000	2.18	5/7/2015	0	0	0
	47,000	1.00	18/9/2013	54,050	0	0
	25,000	1.35	5/10/2012	20,000	0	0
Michael D. Winn	50,000	2.80	7/19/2016	0	0	0
	100,000	2.18	5/7/2015	0	0	0
	47,000	1.00	18/9/2013	54,050	0	0
	25,000	1.35	5/10/2012	20,000	0	0
George K. C. Lim	50,000	2.80	7/19/2016	0	0	0
	75,000	2.18	5/7/2015	0	0	0
	25,000	1.00	18/9/2013	28,750	0	0
Brian K. Levet	150,000	2.91	5/21/2016	0	0	0

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by Directors

The following table sets forth, for each director, the values of all incentive plan awards which vested or were earned during the nine month period ended December 31, 2011.

Name	Value vested during the year		Value earned during the year
	Option-based awards ($)	Share-based awards ($)	Non-equity incentive plan compensation ($)
Brian E. Bayley	Nil	0	0
Michael D. Winn	Nil	0	0
George K. C. Lim	Nil	0	0
Brian K. Levet	Nil	0	0

Option-based Awards Exercised During the Year by Directors

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the directors.

Name	Securities Acquired on Exercise (#)	Exercise Price ($)	Date of Exercise (m/d/y)	Aggregate Value Realized ($)
Brian E. Bayley	0	N/A	N/A	0
Michael D. Winn	0	N/A	N/A	0
George K.C. Lim	0	N/A	N/A	0
Brian K. Levet	0	N/A	N/A	0

Option-based Awards Granted During the Year to Directors

The following table sets forth the particulars of option-based awards granted during the Corporation’s last completed financial year to the directors.

Name	Date of Grant (m/d/y)	Number of Option-Based Awards Granted	Exercise Price ($)	Expiry Date (m/d/y)
Brian E. Bayley	7/19/2011	50,000	2.80	7/19/2016
Michael D. Winn	7/19/2011	50,000	2.80	7/19/2016
George K. C. Lim	7/19/2011	50,000	2.80	7/19/2016
Brian K. Levet	N/A	0	N/A	N/A

Option-based Awards Vested During the Year to Directors

The following table sets forth the particulars of option-based awards that vested during the Corporation’s last completed financial year to the directors.

Name	Date of Grant (m/d/y)	Date Vested (m/d/y)	Number of Option-Based Awards Vested	Exercise Price
Brian E. Bayley	N/A	N/A	N/A	N/A
Michael D. Winn	N/A	N/A	N/A	N/A
George K. C. Lim	N/A	N/A	N/A	N/A
Brian K. Levet	N/A	N/A	N/A	N/A

Management Contracts

Pursuant to a management service agreement dated January 1, 2012 between the Corporation and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation pays $39,800 per month to Seabord in consideration of Seabord providing the services of the CFO and Corporate Secretary and office, reception, secretarial, accounting and corporate records services to the Corporation.

Seabord is a private company wholly-owned by Michael D. Winn, a director of the Corporation.

Stock Option Plan

The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management corporation and consultants to the Corporation (collectively the “Optionees”) and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of Common Shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of Common Shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.	The number of Common Shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the outstanding Common Shares.

2.

The number of Common Shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

	(a)	no Optionee can be granted options during a 12 month period to purchase more than

(i) 5% of the issued Common Shares unless disinterested shareholder approval has been obtained (such approval has not been sought), or

(ii) 2% of the issued Common Shares, if the Optionee is a consultant, and

	(b)	the aggregate number of Common Shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its Common Shares, shall not result, at any time, in

	(a)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding Common Shares at the time of granting,

	(b)	the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

	(c)	the issuance to any one insider and such insider’s associates, within a one year period, of Common Shares totalling in excess of 5% of the outstanding Common Shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the Exchange, may authorize all unvested options to vest immediately. If there is a potential ‘change of control’ of the Corporation due to a take-over of the Corporation or a similar event, all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management corporation and within a period thereafter not exceeding the earlier of:

	(a)	the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant at the request of the Board or for the benefit of another director or officer to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

	(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an ‘incentive stock option’ under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Option Plan.

10.

Any amendments to outstanding stock options are subject to the approval of the TSX Venture Exchange and NYSE MKT and, if required by the TSX Venture Exchange and NYSE MKT or the Option Plan, of the shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote. Disinterested shareholder approval must be obtained for the amendment of options held by insiders involving the reduction of the exercise price of options (including the cancellation and re-issuance of options so as to effectively reduce the exercise price).

11.

Any amendments to the Option Plan are subject to the approval of the TSX Venture Exchange and NYSE MKT and, if required by the TSX Venture Exchange and NYSE MKT or the Option Plan, of the shareholders of the Corporation, possibly with only ‘disinterested shareholders’ being entitled to vote.

No options have been granted under the Option Plan which are subject to shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Repricing of Stock Options

The Corporation did not make any downward repricing of stock options or stock appreciation rights during the year.

Stock Grant Program

The Board has created an Incentive Stock Grant Program (the “Stock Grant Program”) for the benefit of the officers and directors of the Corporation. The purpose of the Stock Grant Program is twofold. Firstly, to reward and provide an incentive to such persons for the ongoing efforts towards the continuing successes and goals of the Corporation as many of its successes directly result from their very significant efforts. Secondly, to provide such persons with a long term incentive to remain with the Corporation.

The Stock Grant Program provides that, following the approval of the independent members of the Compensation Committee, up to 300,000 Common Shares may be awarded in each year. The Common Shares awarded will vest and be issued in three separate tranches over a two year period – on the date of grant, and on the first and second anniversaries of the initial grant. None of the 300,000 Common Shares not awarded in one year cannot be rolled over or awarded in subsequent years. If the recipient ceases to be a director or officer of the Corporation before the relevant anniversary, he or she will not be entitled to receive any further Common Shares under the Stock Grant Program, including Common Shares previously awarded for issuance on such anniversary (with the exception of historical stock grants to Mr. Michael Winn, who shall receive the Common Shares even if he ceases to the be director).

The actual number of Common Shares awarded in each year is that number recommended and approved by the independent members of the Compensation Committee or independent directors of the Corporation.

In addition to the Stock Grant Program, the Compensation Committee can recommend the Board approve the issuance of up to 700,000 Common Shares to certain officers and directors of the Corporation as performance based discretionary bonuses. The purposes of the bonuses are to reward these individuals for their extraordinary efforts and to provide them with a long term incentive to remain with the Corporation. Any such share grants are subject to the approval of by the TSX Venture Exchange and NYSE MKT and, if required by the exchanges, the independent shareholders of the Corporation.

Performance Graph

The following graph shows the Corporation’s cumulative total return on the Common Shares compared with the cumulative total return of the Standards & Poor’s – TSX Composite Index (assuming reinvestment of dividends) during the Corporation’s last five financial years if $100 were invested in each at the start of such five year period.

(1)	Amounts shown in parentheses are the closing price of the Common Shares and the Standard & Poors - TSX Index value, respectively, on such dates.

(2)	For the purposes of this graph, it is assumed that $100 had been invested in the Common Shares and in such index on the first day of such five year period.

The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Corporation and is reflective of the variations in the Share price during the years shown.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

The Board of Directors

The Board has responsibilities for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting shareholders interests and ensuring that the incentives of the shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment senior management and monitoring of their performance.

The Board has not adopted a written mandate or code setting out the foregoing obligations, since it believes it is adequately governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Corporation. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

Half of the Board is “independent” under both applicable Canadian securities law and the rules of the NYSE MKT in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the directors’ ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board considers that the following directors are independent: Brian E. Bayley, George K. C. Lim and Brian K. Levet. The Board considers that David M. Cole, the President and CEO of the Corporation, and M. Stephen Enders, Chief Operating Officer of the Corporation, are not independent because they are members of management, and that Michael D. Winn, Chairman of the Corporation, is not independent because of his ownership of Seabord and the payment by the Corporation of consulting fees to a company owned by him.

The Board facilitates its exercise of independent supervision over the Corporation’s management through regular meetings of the Board.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. Since the beginning of the Corporation’s last financial year, the independent directors did not hold any ad hoc meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation’s business.

The Chairman of the Board is responsible for presiding over all meetings of the directors and Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

The attendance record of the current directors at meetings of the Board since the beginning of the Corporation’s last financial year is as follows:

Director	Number of Meetings Attended / Held in Financial Year *
	2011	2012	Total
David M. Cole	6 of 6	5 of 5	11 of 11
Brian E. Bayley	6 of 6	4 of 5	10 of 11
M. Stephen Enders	6 of 6	5 of 5	11 of 11
George K. C. Lim	6 of 6	5 of 5	11 of 11
Michael D. Winn	5 of 6	5 of 5	10 of 11
Brian K. Levet	6 of 6	5 of 5	11 of 11

* The last financial year was the nine month period which began on April 1, 2011 and ended on December 31, 2011. Numbers for current financial year are up to Record Date.

Descriptions of Roles

The Board has not established written descriptions of the positions of Chairman of the Board, CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Other Directorships

Certain of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuer
David M. Cole	N/A
Brian E. Bayley	American Vanadium Corp.
Bearing Resources Ltd.
Cypress Hills Resource Corp.
Esperanza Resources Corp.
Kirkland Lake Gold Inc.
Kramer Capital Corp.
NiMin Energy Corp.
Sprott Resource Lending Corp.
TransAtlantic Petroleum Corp.
M. Stephen Enders	N/A
George K. C. Lim	Artha Resources Corporation
Michael D. Winn	Alexco Resource Corp.
Atico Mining Corporation
Iron Creek Capital Corp.
Lara Exploration Ltd.
Nebo Capital Corp.
Sprott Resource Corp.
Transatlantic Petroleum Ltd.
Reservoir Capital Corp.
Reservoir Minerals Inc.
Brian K. Levet	N/A

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has prepared a Board Policy Manual that provides a comprehensive introduction to the Board and its committees.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

  the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

  there are technical presentations from time to time or as necessary at Board meetings, focusing on either a particular property or a summary of various properties. The ‘question and answer’ portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. A copy of the Code has been filed on SEDAR and with the U.S. Securities and Exchange Commission (see ‘Additional Information’ at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Corporation are responsible for ensuring compliance with the Code by employees. Since the beginning of the Corporation’s last financial year, it has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

  has established a Corporate Governance Committee, as described below under ‘Board Committees’, and adopted a Charter for the Committee;

  has established a Whistleblower Policy which details complaint procedures for financial concerns.

  has created a Disclosure Policy which details when directors, officers and employees should not engage in trading in the Corporation’s securities.

  has adopted a Disclosure Policy to ensure fair, accurate and timely disclosure of material information regarding the Corporation and its business.

  encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

  is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements and the Management’s Discussion & Analysis (MD&A) prior to distribution.

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

  actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only.”

Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance Committee, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed entirely of independent directors, regarding:

  the appropriate size of the Board,

  the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

  the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as directors.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established a Compensation Committee, and a Corporate Governance Committee.

See “Particulars of Matters to be Acted Upon - 4. Election of Directors” for the members of the committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan and Common Shares issued under the Stock Grant Program) by the Corporation to the Board, officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

Assessments

The Corporate Governance Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and will submit a Committee Annual Report to the Corporate Governance Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, requires the Audit Committee of the Board to meet certain requirements. NI 52-110 also requires the Corporation to disclose in this Circular certain information regarding the Audit Committee. That information has been disclosed in the Corporation’s Annual Information Form for the last financial year which has been filed on SEDAR and with the SEC (see ‘Additional Information’ at the end of this Circular).

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is or who at any time during the last financial year was a director or executive officer or employee of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	4,142,867	$2.24	1,044,645
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	4,142,867	$2.24	1,044,645

(1)	Assuming outstanding options, warrants and rights are fully vested.
(2)	Excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the first column.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director, nominee for election as a director, or executive officer, anyone who has held office as such since the beginning of the Corporation’s last financial year or any associate or affiliate of any of such person in any matter to be acted on at the Meeting (other than the election of directors) except for the current and future directors and executive officers of the Corporation, inasmuch as, in the following year, they may be granted options to purchase Common Shares pursuant to the Option Plan, ratification and approval of which will be sought at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Bullion Monarch Mining, Inc.

On February 7, 2012, the Corporation and Bullion Monarch Mining, Inc. (“Bullion”) announced that they entered into a definitive agreement with respect to a proposed merger of Bullion into a wholly owned subsidiary of the Corporation. Under the agreement, the Corporation agreed to acquire all of the outstanding shares of common stock of Bullion in exchange for 0.45 Common Shares and US$0.11 for each Bullion share held.

The Corporation further agreed to include James A. Morris, President of Bullion, as a nominee for election to the Corporation’s Board at the first Annual General Meeting of shareholders following the effective date of the merger. Based on the shares of Bullion common stock beneficially owned by James A. Morris, he will be entitled to receive aggregate merger consideration valued at approximately US$2,506,125 (based on the closing price of the Common Shares on the NYSE MKT on July 26, 2012, the last full trading day prior to the date of the proxy statement/prospectus relating to the proposed merger, which is available on the SEC’s website at www.sec.gov).

Bullion has scheduled its special meeting of shareholders to approve the merger agreement for August 17, 2012. If approved, the parties anticipate that the merger will close shortly thereafter, subject to satisfaction of closing conditions.

Other Interests

There are no other material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Financial Statements, Auditor’s Report & Management Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the Management’s Discussion & Analysis for the nine month period ended December 31, 2011, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

2. Appointment and Remuneration of Auditor

Davidson & Company LLP, Chartered Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, is currently the Auditor of the Corporation. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution reappointing Davidson & Company LLP, as the Auditor and authorizing the Board to approve the compensation of the Auditor.

3. Set Number of Directors to be Elected

Shareholders of the Corporation will be asked to pass an ordinary resolution at the Meeting setting the number of directors to be elected.

At the Meeting, it will be proposed that seven directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. In the event that the merger transaction with Bullion does not close prior to the meeting on September 10, 2012, the resolution setting the number of directors at seven will be withdrawn. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at seven.

4. Election of Directors

The Corporation currently has six directors and all of these directors are being nominated for re-election. In addition, James A. Morris is being nominated for election as a director. In the event that the merger transaction with Bullion does not close prior to the meeting on September 10, 2012, Mr. Morris’s nomination will be withdrawn. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board.

Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (unless previously disclosed)	Number of Common Shares (4)
David M. Cole Colorado United States of America	President and CEO Director September 29 to October 3, 2003 and since November 24, 2003	President and CEO of the Corporation.	1,225,233
Brian E. Bayley (1) (2) (3) British Columbia Canada	Director May 13, 1996	Resource Lending Advisor to Sprott Resource Lending Corp. (formerly Quest Capital.; publicly traded (TSX and NYSE MKT) lending company to resource issuers). Also previously held the following positions with Quest Capital Corp: Co- Chairman, President and CEO. President of Ionic Management Corp. (private management company). Director and officer of various public companies.	139,375

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (unless previously disclosed)	Number of Common Shares (4)
Michael D. Winn (1) (2) (3) (5) California United States of America	Chairman May 23, 2012 Director September 29 to October 3, 2003 and since November 24 , 2003	President of Terrasearch Inc. (private consulting company providing analysis of mining and energy companies), January 1997 to present. President, director and sole shareholder of Seabord Services Corp. (private management company providing administrative services to EMX and other issuers), January 23, 2007 to present. CEO and Director of Iron Creek Capital Corp. (mining company), April 14, 2008 to present. Director of various public companies.	493,908
George K. C. Lim (1) (2) (3) (5) British Columbia Canada	Director August 28, 2008

Chief Financial Officer of Dundarave Resources Inc. (publicly traded (TSX-V) mineral exploration company).

Interim Chief Financial Officer of Artha Resources Corporation (publicly traded (TSX-V) mineral exploration company).

			Nil
M. Stephen Enders(5) Colorado United States of America	Chief Operating Officer May 23, 2012 Chairman May 7, 2010 to May 23, 2012 Director May 19, 2009	Chief Operating Officer Director of Renaissance Resource Partners (private company providing consulting services to resource companies).	211,333
Brian K. Levet(1)(5) Western Australia Australia	Director March 18, 2011	Retired, January 2011 to present, Various executive and management positions at Newmont Mining Corporation.	Nil
James (Andy) Morris Utah United States of America	Nominee(6)

President of Bullion Monarch Mining Inc., (publicly traded (OTCQB) resource exploration company), 2010 to present.

Founder and President of M&P Development, LLC (private real estate development company), 2005 to present.

			Nil(7)

(1)	Member of the Audit Committee. See the Corporation’s Annual Information Form for particulars of the Audit Committee’s members, its charter and related matters.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)

Number of Common Shares beneficially owned directly or indirectly as at the Record Date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

(5)

This director is not to be elected under any arrangement or understanding between the proposed director and the Corporation or a third party (other than the directors and executive officers of the Corporation acting in that capacity).

(6)

Under the terms of the merger agreement with Bullion, the Corporation agreed to include Mr. Morris as a nominee for election to the Board at the first Annual General Meeting of shareholders following the effective date of the merger. In the event that the transaction does not close prior to the meeting on September 10, 2012, the Board will withdraw Mr. Morris’s nomination and only six director nominees will be submitted to shareholders by the Corporation. See “Interest of Insiders in Material Transactions—Bullion Monarch Mining, Inc.” above.

(7)

As of the date hereof, Mr. Morris does beneficially own any Common Shares. However, pursuant to the terms of the merger agreement with Bullion, if the merger is consummated, Mr. Morris will be entitled to the merger consideration in exchange for his shares of Bullion common stock, which will result in a cash payment and approximately 1,282,270 Common Shares (based on the shares of Bullion common stock beneficially owned by Mr. Morris on February 7, 2012, the date of the merger agreement). See “Interest of Insiders in Material Transactions—Bullion Monarch Mining, Inc.” above.

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee whose members are indicated above. The Corporation does not have an Executive Committee.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

	(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that company, or

	(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

	(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director,

other than as described below:

1.	Brian E. Bayley was a director from June 15, 2001 to November 30, 2010 of American Natural Energy Corp. (TSX-V listed) which was issued cease trading orders by the:

(a)

British Columbia Securities Commission (“BCSC”), Autorité des marchés financiers de Québec (“AMF”) and Manitoba Securities Commission (“MSC”) in June 2003 for failing to file financial statements and pay filing fees. The orders were rescinded in August and September 2003 when it filed its financial statements and paid the filing fees; and

	(b)	BCSC in July 2007, AMF in August 2007, Ontario Securities Commission (“OSC”) in

August, 2007, Alberta Securities Commission (“ASC”) in November 2007 and MSC in March 2008 for failing to file financial statements and Management’s Discussion & Analysis. The orders were rescinded on October 29, 2008 when it filed the financial statements and Management’s Discussion & Analysis.

2.

Brian E. Bayley has been a director since December 14, 1999 of Esperanza Silver Corp. (TSX-V listed) which became aware in early 2003 that it was subject to outstanding cease trading orders issued by the ASC on September 17, 1998 and AMF on August 12, 1997 for the failure of previous management to file financial statements and pay filing fees. Esperanza’s new management filed the financial statements and paid the filing fees and the orders were rescinded on May 16, 2003 by the AMF and on August 1, 2003 by the ASC.

5. Ratification of Stock Option Plan

The Board has established the Option Plan as described under ‘Statement of Executive Compensation –Stock Option Plan’.

The policies of the TSX Venture Exchange require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed corporation’s shares be approved annually by its shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Option Plan by the shareholders, any options granted pursuant to the Option Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. Shareholders may contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-688-6390) or e-mail (valerie@eurasianminerals.com) to request copies of the Corporation’s financial statements and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A which are filed on SEDAR and with the SEC.

DATED this 13th day of August, 2012

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) VALERIE BARLOW
Corporate Secretary